SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.             )

STREAM GLOBAL SERVICES, INC.

(Name of Subject Company (Issuer))

STREAM GLOBAL SERVICES, INC.

(Names of Filing Persons (Issuer))

Common Stock, par value $0.001

(Title of Class of Securities)

378981104

(CUSIP Number of Class of Securities)

125 High Street, 30th Floor

Boston, Massachusetts 02110

(617) 517- 3252

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

with a copy to:

Mark G. Borden

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not Applicable *	Not Applicable *

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because this communication is made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Important Information

THIS SCHEDULE TO-C AND THE DISCLOSURE ATTACHED HERETO ARE FOR INFORMATION PURPOSES ONLY AND ARE NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF STREAM GLOBAL SERVICES, INC. (FORMERLY GLOBAL BPO SERVICES CORP.) (“STREAM GLOBAL SERVICES”). STREAM GLOBAL SERVICES HAS NOT COMMENCED THE TENDER OFFER FOR SHARES OF ITS COMMON STOCK DESCRIBED IN THIS COMMUNICATION. THE SOLICITATION AND THE OFFER TO BUY SHARES OF STREAM GLOBAL SERVICES COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE, FORMS OF LETTERS OF TRANSMITTAL AND OTHER DOCUMENTS RELATING TO THE TENDER OFFER THAT STREAM GLOBAL SERVICES INTENDS TO FILE WITH THE SEC. ONCE FILED, STREAM GLOBAL SERVICES STOCKHOLDERS SHOULD READ THE TENDER OFFER STATEMENT AND THE OTHER DOCUMENTS RELATING TO THE TENDER OFFER CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, STREAM GLOBAL SERVICES STOCKHOLDERS WILL BE ABLE TO OBTAIN THE TENDER OFFER STATEMENT AND THE OTHER DOCUMENTS RELATING TO THE TENDER OFFER, WITHOUT CHARGE, AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV, OR FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS.

Exhibit Index

Exhibit	Description

99.1	Press Release of Stream Global Services, Inc. dated July 31, 2008.